Free Writing Prospectus

Filed Pursuant to Rule 433

Relating to the Preliminary Prospectus Supplement

dated February 27, 2015

To the Prospectus dated July 30, 2013

Registration Statement No. 333-190259

Moody’s Corporation

Pricing Term Sheet

February 27, 2015

1.75% Senior Unsecured Notes due 2027

Issuer:	Moody’s Corporation

Size:	€500 million

Maturity:	March 9, 2027

Coupon (Interest Rate):	1.75%

Form of Notes:	SEC Registered

Price to Public:	99.989% of face amount

Yield to Maturity:	1.751%

Spread to Benchmark Security:	+ 143.6 basis points

Benchmark Security:	DBR 0.5% due Feb. 2025

Benchmark Security Price and Yield:	101.810 / 0.315%

Mid-Swap Yield:	0.801%

Re-Offer Yield:	1.751%

Re-Offer Spread to Mid-Swaps:	+95 bps

Day Count Convention:	ACTUAL/ACTUAL (ICMA)

Business Day Convention:	Each Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in The City of New York or the City of London are generally authorized or obligated by law or executive order to be closed and is a day on which the Trans-European Automated Real-time Gross Settlement Express Transfer system (the TARGET2 system), or any successor thereto, operates.

Interest Payment Dates:	Annually on each March 9 commencing on March 9, 2016

Make-whole Call:	Callable at any time prior to December 9, 2026 (90 days prior to Maturity) at the greater of par and the make-whole redemption price (Comparable Government Bond plus 25 basis points) plus accrued and unpaid interest, if any.

Par Call:	On or after December 9, 2026 (90 days prior to maturity) plus accrued and unpaid interest, if any.

Change of Control:	If there is a change of control triggering event, each holder of notes may require Moody’s Corporation to repurchase some or all of its notes at a purchase price equal to 101% of the aggregate principal amount of the notes repurchased, plus any accrued and unpaid interest up to, but not including, the repurchase date.

CUSIP/ISIN/Common Code:	615369 AF2 / XS1117298163 / 111729816

Listing:	The Company intends to apply to list the Notes on the New York Stock Exchange and expects trading in the Notes to begin within 30 days of their issuance.

Denominations:	€100,000 × €1,000

Trade Date:	February 27, 2015

Settlement:	T+6; March 9, 2015

Rating:*	BBB+ by Standard & Poor’s Rating Services

Joint Book-Running Managers:	J.P. Morgan Securities plc Merrill Lynch International The Royal Bank of Scotland plc

Lead Managers:	Citigroup Global Markets Limited Mitsubishi UFJ Securities International plc

Co-Managers:

Fifth Third Securities, Inc.

Goldman, Sachs & Co.

Lloyds Bank plc

PNC Capital Markets LLC

Scotiabank Europe plc

The Toronto-Dominion Bank

U.S. Bancorp Investments, Inc.

The Williams Capital Group, L.P.

SMBC Nikko Capital Markets Limited

Use of Proceeds:	Net proceeds from this offering are expected to be used for general corporate purposes.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

We expect that delivery of the notes will be made against payment therefore on or about the closing date which will be on or about the 6th business day following the date of pricing of the notes (this settlement cycle being referred to as “T+6”). Under Rule 15c6-l of the Exchange Act, trades in the secondary market are generally required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next succeeding three business days will be required, by virtue of the fact that the notes initially will settle in T+6, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing or succeeding three business days should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities plc at 1-212-834-4533, Merrill Lynch International at 1-800-294-1322 or The Royal Bank of Scotland plc toll free at 1-866-884-2071.

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